UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 26th Floor

(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi   (631) 270-1607

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO, SVP

Title

Notary Public

CANDICE ELIZABETH HERREL
Notary Public, State of New York
No. 01HE6221078
Qualified in Nassau County
Commission Expires 04/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

EisnerAmper LLP
1001 Brickell Bay Drive, Suite 1400
Miami, FL 33131
T 305.371.6200
F 305.371.8726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Ladenburg Thalmann & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
Miami, Florida
February 28, 2020

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2019

Assets:	
Cash and cash equivalents	$ 29,694
Securities owned, at fair value	4,481
Due from clearing brokers	4,212
Due from other broker-dealers	4,051
Accounts receivable, net	829
Due from affiliates	365
Right-of-use assets	2,952
Furniture, equipment and leasehold improvements, net	1,493
Restricted assets	100
Goodwill	301
Deferred tax asset, net	2,276
Other assets	3,655
	$ 54,409
Liabilities:	
Accrued compensation	11,172
Accrued expenses and other liabilities	1,958
Deferred income	1,132
Special reserves	583
Lease liabilities	3,727
Due to affiliates	1,630
	20,202
Shareholder's Equity:	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Additional paid-in capital	48,180
Accumulated deficit	(13,973)
	34,207
	$ 54,409

See notes to financial statements

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

At December 31, 2019, the Company was a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS"). Effective February 14, 2020, LTS became a wholly-owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note K for further information on the transaction.)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash and cash equivalents. The Company invested $29,000 in a money market fund which reduced due from clearing broker.

[3] Accounts receivable, net:

The majority of the Company's accounts receivable arises from private placements, consulting fees, and strategic advisory fees. The Company reviews the aged receivables greater than 180 days to determine if an allowance or write down need to be accounted for.

[4] Revenue from contract with customers:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

4

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commission
The Company earns fixed commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from annual trailing commissions which are variable. Fixed commissions revenue is recognized on trade date when the performance obligation is satisfied. Fixed commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date. For variable trailing commissions, the performance obligation is satisfied at the time of the execution of the investments but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly. The Company's statement of operations reflects trailing commissions for services performed and performance obligations satisfied in previous periods.

Investment Banking
Investment banking revenues consist of underwriting revenue, strategic advisory revenue and placement fees.

Underwriting
The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, the Company will recognize its share of revenue and expenses on a gross basis, because the Company is acting as the principal.

Strategic Advisory Services
Performance obligations in these arrangements vary dependent on the contract but are typically satisfied upon completion of the arrangement. Transaction fees may include retainer, management, and/or success fees, which are recognized upon completion of a deal.

The Company controls the service as it is transferred to the customer and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

5

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Placement Fees
The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. The Company controls the service as it is transferred to the customer and is therefore acting as a principal.

Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis, consistent with practice under the accounting standards in effect.

Principal transactions revenue includes realized and unrealized net gains and losses resulting from investments in equity securities and equity-linked warrants received from certain investment banking assignments.

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date basis.

Service fees primarily includes 1) amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services. Also, 2) fees earned for arranging the cash sweep program between the customers and third-party banks, in which client's cash deposits in their brokerage accounts at the client's direction are swept into interest-bearing FDIC-insured account at various third-party banks.

[5]   Accounting for leases:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1, 2019.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's statement of financial condition which resulted in recognizing those lease payments in the statement of operations on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient when determining the lease terms.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of $4,155 and $5,161, respectively, as of January 1, 2019. The difference between the right-of-use assets and the lease liabilities was recorded to eliminate existing deferred rent balances recorded under Topic 840. The adoption of the new standard did not materially impact the Company's statement of operations or statement of cash flows. The Company's current lease arrangements expire through 2023.

[6]   Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2019.

There was no change to the carrying amount of goodwill during 2019.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company determined the adoption of ASU 2017-04 has no impact on its financial statements.

[7]   Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

NOTE C – FAIR-VALUE MEASUREMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

7

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table of securities owned and securities sold, but not yet purchased, represent those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Securities Owned:	Fair Value	Level 1	Level 2
Certificates of deposit	$ 36	$ 36	$ -
Debt securities	3,391	-	3,391
Common stock	276	188	88
Warrants	778	-	778
Total	$ 4,481	$ 224	$ 4,257

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2019, approximately $3,668 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and equivalents	$ 29,694	$ 29,694	$ —	$ 29,694
Due from clearing brokers	4,212	—	4,212	4,212
Due from other broker-dealers	4,051	—	4,051	4,051
Accounts receivable, net	829	—	829	829
Due from affiliates	365	—	365	365
TOTALS	$ 39,151	$ 29,694	$ 9,457	$ 39,151
LIABILITIES				
Accrued compensation	$ 11,172	$ —	$ 11,172	$ 11,172
Accrued expenses and other liabilities	1,958	—	1,958	1,958
Deferred Income	1,132	—	1,132	1,132
Special reserves	583	—	583	583
Due to affiliates	1,630	—	1,630	1,630
TOTALS	$ 16,475	$ —	$ 16,475	$ 16,475

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2019, the Company had net capital of $24,633, which exceeded its minimum capital requirement of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - LEASES

The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2019 through 2023, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. Leases with variable rate adjustments, such as Consumer Price Index (CPI) adjustments, were reflected based on contractual lease payments as outlined within the lease agreement and not adjusted for any CPI increases or decreases. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE E – LEASES (CONTINUED)

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition; the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

Lease commitments. The table below summarizes the Company's scheduled future minimum lease payments under operating and finance leases as of December 31, 2019:

	Leases
2020	$ 1,940
2021	948
2022	833
2023	202
Total lease payments	3,923
Less imputed interest	(196)
Present value of lease payments	$ 3,727

The table below presents additional information related to the Company's leases as of December 31, 2019:

Weighted Average Remaining Lease Term
Operating leases   2.52 years

Weighted Average Discount Rate
Operating leases   3.85%

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2019 were as follows:

Computer equipment	$ 650
Furniture and fixtures	1,122
Leasehold improvements	2,002
Other	260
Total cost	4,034
Less accumulated depreciation and amortization	(2,541)
	$ 1,493

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE G - CONTINGENCIES

Litigation and regulatory matters:

In December 2014 and January 2015, two purported class action suits were filed in the U.S. District Court for the Southern District of New York against American Realty Capital Partners, Inc. ("ARCP"), certain affiliated entities and individuals, ARCP's auditing firm, as well as the underwriters of ARCP's May 21, 2014 offering of $1.656 billion in common stock ("May 21, 2014 Offering") and three prior notes offerings. A consolidated complaint was filed in September 2016. The Company was named as a defendant as one of 17 underwriters of the May 21, 2014 Offering and as one of eight underwriters of ARCP's July 13, 2013 offering of $300 million in convertible notes. The complaint alleged, among other things, that the offering materials were misleading based on financial reporting of expenses, improperly-calculated AFFO (adjusted funds from operations), and false and misleading Sarbanes Oxley certifications, including statements as to ARCP's internal controls, and that the underwriters are liable for violations of federal securities laws. The plaintiffs sought an unspecified amount of compensatory damages, as well as other relief   In June 2016, the court denied the underwriters' motions to dismiss the complaint. In August 2017, the court granted plaintiff's motion for class certification. In September 2019, the parties entered into a stipulation of settlement of all claims, which provides for no contribution from the underwriters, including the Company. In January 2020, the court issued an order approving the parties' settlement.

In November 2015, two purported class action suits were filed in state court in Tennessee, and one was filed in federal court in Tennessee, against officers and directors of Miller Energy Resources, Inc. ("Miller"), as well as Miller's auditors and nine firms that underwrote six securities offerings in 2013 and 2014, and raised approximately $151 million. The Company was one of the underwriters of two of the offerings. The complaints allege, among other things, that the offering materials were misleading based on purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015, the defendants removed the complaints to the U.S. District Court for the Eastern District of Tennessee; in November 2016, the cases were consolidated. In August 2017, the court granted in part and denied in part the underwriters' motion to dismiss the complaint. In December 2019, the court issued an order remanding to state court the two suits that were initially filed in state court. The Company intends to vigorously defend against the claims.

In January 2016, an amended complaint for a purported class action suit was filed in the U.S. District Court for the Southern District of Texas against Plains All American Pipeline, L.P., related entities and their officers and directors. The amended complaint added as defendants the Company and other underwriters of securities offerings in 2013 and 2014 that in the aggregate raised approximately $2.9 billion. The Company was one of the underwriters of the October 2013 initial public offering. The complaint alleged, among other things, that the offering materials were misleading based on representations concerning the maintenance and integrity of the issuer's pipelines, and that the underwriters were liable for violations of federal securities laws. The plaintiffs sought an unspecified amount of compensatory damages, as well as other relief. In April 2018, the court granted the defendants' motions to dismiss the second amended complaint with prejudice and entered final judgment for the defendants. In July 2019 the U.S. Court of Appeals for the Fifth Circuit affirmed the dismissal of the second amended complaint.

In August and September 2019, five purported class action suits were filed in Florida courts, three in state court and two in federal court, against Greenlane Holdings, Inc. ("Greenlane"), as well as its officers, directors, and five firms that underwrote Greenlane's initial public offering in April 2019, which raised approximately $110,000. The Company was one of the underwriters. The complaints allege, among other things, that the offering materials were misleading based on the failures to disclose risks that Greenlane, a large distributor of JUUL electronic cigarette products, faces from initiatives in several large cities to limit or ban the manufacture and/or sale of electronic cigarette products, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. The three state court suits have been consolidated and the two federal court suits have been consolidated. The Company intends to vigorously defend against these claims.

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the ordinary course of business, in addition to the above disclosed matters, the Company is a defendant in other litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. The Company had accrued liabilities in the amount of $505 at December 31, 2019 for certain pending matters which are included in special reserves. Amounts accrued are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, advice of counsel, available defenses, potential recoveries from other parties, experience in similar cases of proceedings, as well as assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For other pending matters, the Company was unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement.

Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred tax asset:	
Compensation and benefits	$ 1,009
Net operating loss carryforward	136
Accrued expenses	361
Securities owned	645
Rent expense	86
Intangible assets	158
Total deferred tax assets	2,395

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE H - INCOME TAXES (CONTINUED)

Furniture equipment and leasehold improvements, net	(54)
Goodwill	(65)
Total deferred liabilities	(119)
Net deferred tax asset	$ 2,276

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2019.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income tax positions as a component of income tax expense. As of December 31, 2019, the Company has no uncertain tax positions.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2019, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2016 through 2019.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2019, there were no amounts to be indemnified to the clearing brokers for customer accounts.

At December 31, 2019, the amount due from clearing brokers reflected in the statement of financial condition includes cash and commissions receivable.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2019

NOTE J - RELATED PARTY TRANSACTIONS

The Company is leasing space from an affiliated entity. The lease term ends on February 28, 2023, with two optional five year extensions. The annual rent expense for such space amounted to $560 in 2019.

The Company has a service agreement with LTS. For the year ended December 31, 2019, the Company paid LTS $540 for providing services and support to the Company.

Included in the statement of financial condition are amounts Due from affiliates and Due to affiliates, which are the Company's parent and sister companies, of $365 and $1,630, respectively.

The Company holds 64,870 7% redeemable notes of LTSF and received no interest payments in 2019.

The Company acted as a facilitator in repurchasing 1,567,100 shares at $5,289 of LTS common stock for retirement.

NOTE K – SUBSEQUENT EVENTS

On November 11, 2019, Ladenburg Thalmann Financial Services Inc. ("LTFS"), the then parent company of the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTFS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTFS (the "Merger"), with LTFS continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTFS occurred, and LTFS is now a wholly owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners LLC.

The Merger caused each share of LTFS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").

Each outstanding option award to purchase LTFS Common Stock (a "LTFS Option") was accelerated. Each holder of an LTFS Option received cash equal to the product of (i) the number of shares subject to the LTFS Option and (ii) the excess of the Merger Consideration over the exercise price per share of the LTFS Option.

All outstanding restricted stock awards of LTFS (a "LTFS Restricted Share") were accelerated with each holder receiving cash equal to the product of (i) the number of LTFS Restricted Shares held and (ii) the Merger Consideration.